File No. 70-8779

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                  ---------------------------------

                   POST-EFFECTIVE AMENDMENT NO. 14
                                 TO
                              FORM U-1
                 ----------------------------------

                     APPLICATION OR DECLARATION

                              under the

             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                * * *

                AMERICAN ELECTRIC POWER COMPANY, INC.
               1 Riverside Plaza, Columbus, Ohio 43215

             AMERICAN ELECTRIC POWER SERVICE CORPORATION
               1 Riverside Plaza, Columbus, Ohio 43215
               ---------------------------------------

                      APPALACHIAN POWER COMPANY
              40 Franklin Road, Roanoke, Virginia 24022

                   COLUMBUS SOUTHERN POWER COMPANY
            215 North Front Street, Columbus, Ohio  43215

                   INDIANA MICHIGAN POWER COMPANY
            One Summit Square, Fort Wayne, Indiana  46801

                       KENTUCKY POWER COMPANY
            1701 Central Avenue, Ashland, Kentucky  41101

                       KINGSPORT POWER COMPANY
            422 Broad Street, Kingsport, Tennessee  37660

                         OHIO POWER COMPANY
           339 Cleveland Avenue, S.W., Canton, Ohio  44702

                       WHEELING POWER COMPANY
          51 - 16th Street,  Wheeling,  West Virginia  26003
         (Name of company or companies filing this statement
            and addresses of principal executive offices)

                                * * *
                AMERICAN ELECTRIC POWER COMPANY, INC.
               1 Riverside Plaza, Columbus, Ohio 43215
               ---------------------------------------
               (Name of top registered holding company
               parent of each applicant or declarant)

                                * * *
                   Susan Tomasky, General Counsel
             AMERICAN ELECTRIC POWER SERVICE CORPORATION
               1 Riverside Plaza, Columbus, Ohio 43215
               ---------------------------------------
               (Name and address of agent for service)


      American Electric Power Company, Inc. ("American"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), and American Electric Power Service Corporation, Appalachian Power Company, Columbus Southern Power Company, Kentucky Power Company, Kingsport Power Company, Indiana Michigan Power Company, Ohio Power Company and Wheeling Power Company (sometimes collectively referred to herein as "Applicants") hereby amend their Application or Declaration on Form U-1 in File No. 70-8779:
      1.   By amending and restating Item 1., Sections A-D, as follows:

      A.   New Business

      American is authorized to form one or more direct or indirect nonutility subsidiaries (the 'New Subsidiaries') to engage in the businesses of brokering and marketing natural and manufactured gas, electric power, emission allowances, coal, oil, refined petroleum, refined petroleum products and natural gas liquids ('Energy Commodities'). HCAR No. 26572 (September 13, 1996). The brokering business involves arranging the sale and purchase, transportation, transmission and storage of Energy Commodities for a commission. The marketing business involves entering into contracts to sell, purchase, exchange, pool, transport, transmit, distribute, store and otherwise deal in Energy Commodities. The New Subsidiaries from time to time have an inventory of Energy Commodities; however, they do not own or operate facilities used for the production, generation, processing, storage, transmission, transportation, or distribution of Energy Commodities.

      The New Subsidiaries broker and market Energy Commodities to retail and wholesale customers throughout the United States. Pursuant to HCAR No. 27062 (August 19, 1999), this Commission extended the New Subsidiaries' authority to broker and market Energy Commodities to include Canada.

      In order to manage the risk associated with brokering and marketing Energy Commodities, the New Subsidiaries may enter into futures, forwards, swaps and options contracts relating to Energy Commodities. See the discussion under Section C. below. No New Subsidiary is or will be a public utility company under the 1935 Act.

      B.   Service Agreements with New Subsidiaries

      The New Subsidiaries have entered into Service Agreements with American Electric Power Service Corporation ('AEPSC') and the operating company subsidiaries of American ('Operating Subsidiaries'), pursuant to which personnel and other resources of AEPSC and the Operating Subsidiaries are made available to the New Subsidiaries, upon request, to support the New Subsidiaries in connection with their authorized activities. The Service Agreements require that AEPSC and the Operating Subsidiaries provide, account for and bill their services to the New Subsidiaries, utilizing a work order system, on a full cost reimbursement basis in accordance with Rules 90 and 91 under the 1935 Act. The reimbursed cost of services identified through the work order system includes all direct charges and a prorated share of other related costs.

      The Service Agreements also provide that AEPSC and the Operating Subsidiaries make warranties of due care and compliance with applicable laws to the New Subsidiaries concerning the performance of the services requested, but failure to meet these obligations does not subject them to any claim or liability, other than to reperform the work at cost in accordance with the work order. Likewise, AEPSC and the Operating Subsidiaries are indemnified by the New Subsidiaries against liabilities to or claims of third parties arising out of the performance of work on behalf of the New Subsidiaries.

      Under the Service Agreements, AEPSC and each Operating Subsidiary make available personnel or resources requested by the New Subsidiaries, if it has or can have available such personnel or resources. AEPSC and each Operating Subsidiary determine the availability of its personnel and resources.

      The New Subsidiaries principally use the personnel and resources of AEPSC and of the Operating Subsidiaries to broker and market Energy Commodities on their behalf and to administer their businesses. No more than 2% of the total employees of AEPSC and the Operating Subsidiaries have or will, at any one time, directly or indirectly rendered or render services to the New Subsidiaries.

      C.   Initial  Capitalization  of  New  Subsidiaries  and  Guaranties  by
           American

      As the initial capitalization, a New Subsidiary issued and sold 100 shares of Common Stock for $100 to American. Under Rule 52, the issuance of additional securities by the New Subsidiaries as well as their acquisition is exempt from prior Commission approval under the 1935 Act. Rule 45(b)(4) exempts the making of cash capital contributions to New Subsidiaries from prior Commission approval.

      By orders dated September 13, 1996 (HCAR No. 26572), September 27, 1996 (HCAR No. 26583), May 2, 1997 (HCAR No. 26713), November 30, 1998 (HCAR No.
26947) and April 7, 1999 (HCAR No. 26998), American was authorized to guarantee through December 31, 2002 up to $200,000,000 of debt and up to $200,000,000 of other obligations of the New Subsidiaries (collectively, the 'Guarantee Authority'). The Guarantee Authority was expanded to permit American to guarantee the debt and other obligations of any subsidiary, including New Subsidiaries, acquired or established under Rule 58 or performing the energy-related services permitted under Rule 58. Any guarantee issued by American on behalf of the New Subsidiaries will count towards the 'aggregate investment' permitted by Rule 58.

      Debt financing of the New Subsidiaries which is guaranteed by American will not (i) exceed a term of 15 years or (ii)(a) bear a rate equivalent to a floating interest rate in excess of 2.0% over the prime rate, London Interbank Offered Rate or other appropriate index, in effect from time to time or (b) bear a fixed rate in excess of 2.50% above the yield at the time of issuance of United State Treasury obligations of a comparable maturity. Any commitment and other fees on the debt will not exceed 50 basis points per annum on the total amount of debt financing.

      Obligations of the New Subsidiaries (other than debt guaranteed by American) may take the form of bid bonds or performance or other direct or indirect guarantees of contractual or other obligations. Such arrangements may be necessary in order for the New Subsidiaries to satisfy a customer that they have the support for their contractual obligations.

      American undertakes that it will not seek recovery through higher rates to customers of its utility subsidiaries in order to compensate American for any possible losses that it may sustain by its guarantee of any debt or other obligations of the New Subsidiaries.

      American now requests to increase the Guarantee Authority to (i) guarantee debt of such subsidiaries to third parties in an amount not to exceed $600,000,000 through June 30, 2004 and (ii) guarantee other obligations of such subsidiaries to third parties in an amount not to exceed $600,000,000 through June 30, 2004. Guaranties may take the form of an agreement by American to guarantee, undertake reimbursement obligations, assume liabilities or other obligations with respect to, or act as surety on, bonds, letters of credit, equity commitments, performance and other obligations. The additional Guarantee Authority sought herein is necessary because Applicants are presently investigating several opportunities to develop and construct 'qualifying facilities' as defined under PURPA and other similar facilities. The costs of these projects under consideration approach $400,000,000. Applicants wish to pursue such projects, and therefore American requests authorization to guarantee debt and other obligations of such subsidiaries. The terms of such guarantees will be in accordance with the terms of those previously approved in this File.

      Regarding  its  marketing  and  trading  of  Energy  Commodities,  the New
Subsidiaries generally strive to match the majority of their portfolio of contracts for sales of Energy Commodities with a portfolio of contracts for purchases with similar terms. For instance, long-term firm sales contracts with variable or indexed prices will be matched with long-term supply contracts with variable or indexed prices. Financial instruments, such as futures, forwards, swaps and option contracts, are used to reduce risk with respect to the portion of their total sales contract portfolio which is not matched with appropriate supply contracts.

      A successful marketer of Energy Commodities must be able to manage a 'book' of contracts involving purchases, sales and trades of Energy Commodities. The marketer seeks to hedge the risk associated with these contracts through a combination of balanced physical purchases and sales, purchases and sales on futures markets, or other derivative risk management tools. A successful marketer needs a strong presence in the market for physical delivery of Energy Commodities, as well as the capability to participate in the growing financial market for energy-related products. In this connection, the value added by the marketer, from the perspective of its customer, is the superior ability of the marketer to aggregate risks so as to manage them as efficiently as possible. In order to do this, the marketer needs to have the ability to participate in all the energy markets, both physically and financially.

      Regarding its marketing and trading of Energy Commodities, American, at times, guarantees 'other obligations' of the New Subsidiaries. Historically, 'other obligations' have consisted of agreements with counterparties for purchases and sales of Energy Commodities. To date, no New Subsidiary has defaulted in any obligation and, thus, no counterparty has sought to enforce an American guarantee resulting from a default of a New Subsidiary.

      Applicants represent that the requested additional Guarantee Authority is limited to any subsidiary acquired or established under Rule 58. Rule 58 permits aggregate investments in Rule 58 companies to equal up to 15% of the consolidated capitalization of the registered holding company. Pursuant to HCAR No. 27186 (June 14, 2000), American acquired Central and South West Corporation ('CSW') (the 'Merger Order'). As of December 31, 1999, 15% of the consolidated capitalization of American and CSW would have been $2,902,050,000, well in excess of the $1,200,000,000 Guarantee Authority requested in this File. As of December 31, 1999, American's and CSW's pro forma aggregate investment in Rule 58 companies was $337 million for approximately 1.7% consolidated pro forma capitalization. If American's investment increased to $1.2 billion of guarantee authority sought in this File, American's investments in Rule 58 companies would be approximately 7.9% of Americans' pro forma consolidated pro forma capitalization.1

      D.   Compliance with Rule 54

      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ('EWG') or a foreign utility company ('FUCO'), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. All applicable conditions of Rule 53(a) are currently satisfied except for clause (1). As of December 31, 1999, American and CSW would have had aggregate investments in EWGs and FUCOs, on a pro forma basis, of $1,853,000,000. This investment represents approximately 51% of $3,630,000,000, the pro forma consolidated retained earnings of American and CSW as of December 31, 1999. However, American was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the '100% Order') in File No. 70-9021. The Merger Order further authorized American to invest up to 100% of the consolidated retained earnings of American and CSW. Although American's aggregate investment exceeds the 50% 'safe harbor' limitation contained in Rule 53, American's aggregate investment is below the 100% limitation authorized under the Merger Order.

      As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, American's consolidated capitalization consisted of 47.4% common and preferred equity and 52.6% debt. As of December 31, 1999, American's and CSW's pro forma consolidated capitalization would have consisted of 36.6% common and 0.8% preferred equity and 62.6% debt. The requested authorization will have no impact on American's consolidated capitalization ratios on a pro forma basis. American believes this ratio remains within acceptable ranges and limits. As of September 30, 1997, Standard & Poor's rating of secured debt for American's Operating Subsidiaries was as follows:
APCo, A-; CSP, A-; I&M, BBB+; KPCo, BBB+; and OPCo, A-. As of December 31, 1999, Standard & Poor's rating of secured debt for American's Operating Subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A and OPCo, A-. As of December 31, 1999, Standard & Poor's rating of secured debt for CSW's Operating Subsidiaries was as follows: Central Power and Light Company, A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and West Texas Utilities Company, A. Further, American's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.

      American will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). American does, and will continue to, comply with the requirement that no more than 2% of the employees of American's operating utility subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which American directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, American will continue to submit a copy of Item 9 and Exhibits G and H of American's Form U5S to each of the public service commissions having jurisdiction over the retail rates of American's operating utility subsidiaries, satisfying Rule 53(a)(4). Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

      Rule 53(b). (i) Neither American nor any subsidiary of American is the subject of any pending bankruptcy or similar proceeding; (ii) American's average consolidated retained earnings for the four most recent quarterly periods ($1,725,274,000) represented an increase of approximately $51,053,000 (or 3.0%) in the average consolidated retained earnings from the previous four quarterly periods ($1,674,221,000); and (iii) for the fiscal year ended December 31, 1999, American did not report operating losses attributable to American's direct or indirect investments in EWGs and FUCOs.

      As noted, American was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of American's application for the 100% Order, the Commission reviewed American's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to American involved with investments in EWGs and FUCOs, the Commission determined that permitting American to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the American, nor would it have an adverse impact on any of the utility subsidiaries or their customers, or on the ability of state commissions to protect the utility subsidiaries or their customers.

      2. By adding the following statement to the end of ITEM 2. FEES, COMMISSIONS AND EXPENSES:

      "No additional expenses are expected to be incurred in connection with this Post-Effective Amendment No. 14."

      3.   By filing Exhibit F-1, Opinion of Counsel herewith.


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                AMERICAN ELECTRIC POWER COMPANY, INC.
                AMERICAN ELECTRIC POWER SERVICE CORPORATION
                APPALACHIAN POWER COMPANY
                COLUMBUS SOUTHERN POWER COMPANY
                INDIANA MICHIGAN POWER COMPANY
                KENTUCKY POWER COMPANY
                KINGSPORT POWER COMPANY
                OHIO POWER COMPANY
                WHEELING POWER COMPANY


                By /s/ H. W. Fayne
                       Vice President


Dated:  August 28, 2000



                                                Exhibit F-1



614/223-1648


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

August 28, 2000

Re:   American Electric Power Company, Inc. ("AEP")
      SEC File No. 70-8779

Gentlemen:

Regarding the transactions proposed and described in the Application or Declaration on Form U-1 filed by AEP with this Commission in the captioned proceeding in connection with the proposed guarantees of indebtedness or other obligations of one or more direct or indirect subsidiaries (the "New Subsidiaries"), and subject to the assumptions in the following paragraph, I am of the opinion that:

      (a) all state laws applicable to the proposed guarantees by AEP of the New Subsidiaries will have been complied with;

      (b)  AEP is validly organized and duly existing;

      (c) any guarantees issued by AEP will be valid and binding obligations of AEP enforceable in accordance with its terms;

      (d) Guarantees by AEP of the New Subsidiaries will not violate the legal rights of the holders of any securities issued by AEP or any associate company thereof.

In rendering my opinion above, I have assumed that the following will take place:

      1. execution and delivery of any agreement pursuant to which the guarantees will be issued; and

      2. issuance of the guarantees in accordance with the governmental and corporate authorizations aforesaid.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration.

Very truly yours,

/s/ Thomas G. Berkemeyer

Thomas G. Berkemeyer
   Counsel for
American Electric Power Company, Inc.





1 Total consolidated pro forma capitalization of American and CSW (calculated from Form 10-Ks as of December 31, 1999, excluding short-term debt and that portion of long-term debt due within one year and after conforming adjustments) equals $19,347,000,000.